株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775
October 10, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated September 12, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated September 19, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated September 20, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated September 29, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated October 2, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated October 6, 2006 (Attached hereto as Exhibit A-6)

B. Japanese Language Documents

(1) Press release dated September 12, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated September 19, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated September 20, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-3)
(4) Press release dated September 29, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-4)
(5) Press release dated October 2, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-5)
(6) Press release dated October 6, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-6)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By *Kazuko Noritomi*
Name: Kazuko Noritomi
Title: General Manager
Investor Relations Division

dlw 10/31

INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start "3-month 1% p.a. Yen Time Deposit" Campaign

- For new customers who opened a *PowerFlex* account -

Tokyo (Tuesday, September 12, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will hold a campaign for new customers who open a *PowerFlex* account from Tuesday, September 12 to Tuesday, October 31, 2006. During the campaign period, new customers who deposit at least five million yen in their yen savings deposit at branches will be offered the chance to switch up to half of this yen savings deposit to a 3-month yen time deposit that yields 1% p.a. (0.8% p.a. after tax).

This "3-month 1% p.a. Yen Time Deposit" campaign aims to offer prospective *PowerFlex* account customers an investment opportunity in a high-yield short-term time deposit, as well as a chance to experience Shinsei Bank's financial consulting services and convenient services, such as 24 hours a day, 365 days a year free-of-charge ATM withdrawal[1] and online domestic fund transfer[2].

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

- **"3-month 1% p.a. Yen Time Deposit " Campaign (Branch transactions)**

Open a *PowerFlex* account. + Deposit at least five million yen in a yen savings account ⇨ **3-month yen time deposit yielding 1% p.a. (0.8% p.a. after tax), up to half of the amount deposited in a yen savings account**

* The interest rate is as of September 12, 2006.
* During the campaign period, only one 3-month yen time deposit yielding 1% p.a. per customer can be accepted.
* The maximum deposit for a 3-month yen time deposit yielding 1% p.a. is 100 million yen.
* No special conditions apply to the remainder in a yen savings account.
* The 3-month yen time deposit yielding 1% p.a. will not be rolled over on the maturity date. Principal and interest thereon will be credited to the customer's yen savings account. The applicable interest rate thereafter will be the yen savings account interest rate quoted at the bank counter.
* Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering the product.

1. Free cash withdrawals are available at the ATMs of Shinsei Bank and Seven Bank 24 hours a day, 365 days a year. Fees will be reimbursed for withdrawals from the ATMs of Japan Post, all major Japanese banks, 4 trust banks, Aozora Bank, Shoko Chukin bank.
2. Up to 5 free online domestic fund transfers are available each month (up to 30 transfers depending on account balances)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, September 19, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

A. Retail Banking Group

To further improve customer services and strengthen products and support functions to the individual customers, the head quarter function of the Retail Banking Group, shall be reorganized as follows.

(i) The Direct Marketing Division shall be merged into the Marketing Division, and the knowledge and insights function of the Customer Growth and Development Division ("CGDD") shall be transferred into the Marketing Division.

(ii) The Customer Safety and Security Division shall be merged into the CGDD, and renamed as the Customer Advocacy Division.

(iii) The Retail Products Division shall be established by merging the Products and Retail ALM Division and the Insurance Products Division.

(iv) The Retail Business Strategy Division shall be established to build up the Group's business strategy.

(v) The compliance function of the Excellence in Banking Division shall become independent and transferred to the newly established Retail Compliance Division.

B. Institutional Banking Group

(1) Office of CIO, currently an independent division shall be transferred.

2. Effective Date

September 19, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank on Track to Meet First Half Fiscal Year 2006 Financial Forecast

Tokyo (September 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today reiterated that it remains on track to meet its consolidated financial forecast for the first half of fiscal year 2006.

The revision of the financial forecast for the first half of fiscal year 2006 by APLUS Co., Ltd ("APLUS"), a 68.9% owned subsidiary of Shinsei Bank, which was announced yesterday, is not expected to result in a change in Shinsei Bank's financial forecast.

Despite the current challenging market environment, APLUS' operating income forecast remains on track for the first half of FY2006. APLUS will continue to focus on developing a new business model to generate long-term stable profitable growth. Continued rationalization, application of more effective operational systems and the enforcement of increasingly rigorous risk management parameters, given current market conditions, have resulted in a lower net income forecast for APLUS for the first half of FY2006.

The growing diversification of Shinsei Bank's business and revenue base is a key contributor to achieving long-term profitable growth which is the basis of the Bank's three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Expand Saturday Banking Services to 17 branches

Tokyo (Friday, September 29, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective November 4, 2006, six branches, Kichijoji, Nagoya, and Kobe Financial Centers, Hankyu Umeda, and Shinsaibashi *BankSpots*, and Umeda Platinum Center, will be available for services on Saturdays as well as weekdays. As a result, a total of 17 Shinsei branches will be operative on Saturdays.

Since the launch of new retail banking services in June 2001, all Shinsei Bank branches have been available for services until 7 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, some branches have been providing "Saturday consultation services", which provide asset management advisory services on an appointment basis since October 2004.

The enhanced Saturday banking services will improve customer convenience further because it will enable customers who are busy on weekdays to drop by without appointments to consult about products such as home mortgage, mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Effective November 1, 2006, Kichijoji, Shiodome SIO-SITE, and Hiroo Financial Centers, and Ginza Corridor Street, Kyobashi and Shinsaibashi *BankSpots* will change its weekday operating hours to start from 11 a.m. and end at 7 p.m.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Saturday Banking Services (as of November 4, 2006)

Area	Branch	Operating Hours	Services on Saturdays
Kanto	Kichijoji Financial Center[1]	10 a.m. – 5 p.m.	Consultation services such as home mortgage, mutual funds, insurance, and transactions, including deposits[4]
	Ikebukuro Financial Center[1]		
	Shinjuku Financial Center[1]		
	Futakotamagawa Financial Center[1]		
	Yokohama Financial Center[1]		
	Ginza Financial Center[1]	11 a.m. – 7 p.m.	
	Ginza Platinum Center[1]		
	Nihombashi Financial Center[1]		
	Omotesando Hills Financial Center[2]		
	LaLaport Financial Center[3]	10 a.m. – 8 p.m.	
Tokai	Nagoya Financial Center[1]	10 a.m. – 5 p.m.	
Kansai	Umeda Platinum Center[1]		
	Hankyu Umeda *BankSpot*[1]		
	Shinsaibashi *BankSpot*[1]		
	Kobe Financial Center[1]		
	Umeda Financial Center[1]		
	Namba Financial Center[1]		

1. Closed if a national holiday falls on Saturday.
2. 365 days a year, from 11 a.m. to 7 p.m.
3. Everyday, from 10 a.m. to 8 p.m., except for New Year's Day.
4. Some types of services such as withdrawals, deposits, remittances and money-changing may not be provided at branch counter on Saturdays. The home mortgage service may not be provides in some branches.

******

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice Concerning Change of Specified Subsidiary

Tokyo (Monday, October 2, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that today Uchisai Partners, L.P. became a Specified Subsidiary (*tokutei kogaisha*) of Shinsei Bank.

1. Reason for the change

Due to the adoption of the No.20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations issued on September 8, 2006 by The Accounting Standards Board of Japan. (ASBJ)

2. Profile of the Specified Subsidiary

Uchisai Partners, L.P.

Name of the General Partner	Uchisai Partners G.P. Limited
Registered office	c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT Grand Cayman, Cayman Islands, British West Indies
Date of change	September 30, 2006
Details of business	Financial Business
Closing date of fiscal year	December 31 of each year
Amount of capital invested	88.5 billion yen (based on the nominal amount paid-in)

3. Future Outlook

The main portion of the profit and loss of the specified subsidiary has been reflected to Shinsei Bank's financial results through the Bank's investment as the Limited Partner. There will be no major impact after this change.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, October 6, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

To enhance the internal control system of the Bank and its group companies, the reorganization of the Finance Group shall be implemented as follows.

(i) In order to be a core partner to all business groups and to ensure independence and neutrality of the financial control functions across the Bank and its group companies, Group Business Controlling Division ("GBCD") shall be established, and Management Accounting Division shall be merged into GBCD.

(ii) Group Corporate Development Division ("GCDD") will be established, which will be responsible for leading and coordinating the corporate development efforts across the Bank. The new division will be engaged in the evaluation and assessment of strategic acquisitions, joint ventures and alliance opportunities for Shinsei and its group companies.

(iii) To clarify Finance Group's role and responsibility covering the Bank and its group companies, and in order to strengthen the financial control of the Bank's group companies, the names of the following division will be prefaced with the word "Group". (Regulatory Accounting and Tax Division, Treasury Division, Financial Accounting Division, Investor Relations Division, Financial Strategies Division and Financial Projects Division)

2. Effective Date

October 6, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start "3-month 1% p.a. Yen Time Deposit" Campaign

- For new customers who opened a *PowerFlex* account -

Tokyo (Tuesday, September 12, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will hold a campaign for new customers who open a *PowerFlex* account from Tuesday, September 12 to Tuesday, October 31, 2006. During the campaign period, new customers who deposit at least five million yen in their yen savings deposit at branches will be offered the chance to switch up to half of this yen savings deposit to a 3-month yen time deposit that yields 1% p.a. (0.8% p.a. after tax).

This "3-month 1% p.a. Yen Time Deposit" campaign aims to offer prospective *PowerFlex* account customers an investment opportunity in a high-yield short-term time deposit, as well as a chance to experience Shinsei Bank's financial consulting services and convenient services, such as 24 hours a day, 365 days a year free-of-charge ATM withdrawal[1] and online domestic fund transfer[2].

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

- **"3-month 1% p.a. Yen Time Deposit" Campaign (Branch transactions)**

Open a *PowerFlex* account.	+	Deposit at least five million yen in a yen savings account	⇨	**3-month yen time deposit yielding 1% p.a.** (0.8% p.a. after tax), **up to half of the amount deposited in a yen savings account**

* The interest rate is as of September 12, 2006.
* During the campaign period, only one 3-month yen time deposit yielding 1% p.a. per customer can be accepted.
* The maximum deposit for a 3-month yen time deposit yielding 1% p.a. is 100 million yen.
* No special conditions apply to the remainder in a yen savings account.
* The 3-month yen time deposit yielding 1% p.a. will not be rolled over on the maturity date. Principal and interest thereon will be credited to the customer's yen savings account. The applicable interest rate thereafter will be the yen savings account interest rate quoted at the bank counter.
* Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering the product.

1. Free cash withdrawals are available at the ATMs of Shinsei Bank and Seven Bank 24 hours a day, 365 days a year. Fees will be reimbursed for withdrawals from the ATMs of Japan Post, all major Japanese banks, 4 trust banks, Aozora Bank, Shoko Chukin bank.
2. Up to 5 free online domestic fund transfers are available each month (up to 30 transfers depending on account balances)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, September 19, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

A. Retail Banking Group

To further improve customer services and strengthen products and support functions to the individual customers, the head quarter function of the Retail Banking Group, shall be reorganized as follows.

(i) The Direct Marketing Division shall be merged into the Marketing Division, and the knowledge and insights function of the Customer Growth and Development Division ("CGDD") shall be transferred into the Marketing Division.

(ii) The Customer Safety and Security Division shall be merged into the CGDD, and renamed as the Customer Advocacy Division.

(iii) The Retail Products Division shall be established by merging the Products and Retail ALM Division and the Insurance Products Division.

(iv) The Retail Business Strategy Division shall be established to build up the Group's business strategy.

(v) The compliance function of the Excellence in Banking Division shall become independent and transferred to the newly established Retail Compliance Division.

B. Institutional Banking Group

(1) Office of CIO, currently an independent division shall be transferred.

2. Effective Date

September 19, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank on Track to Meet First Half Fiscal Year 2006 Financial Forecast

Tokyo (September 20, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today reiterated that it remains on track to meet its consolidated financial forecast for the first half of fiscal year 2006.

The revision of the financial forecast for the first half of fiscal year 2006 by APLUS Co., Ltd ("APLUS"), a 68.9% owned subsidiary of Shinsei Bank, which was announced yesterday, is not expected to result in a change in Shinsei Bank's financial forecast.

Despite the current challenging market environment, APLUS' operating income forecast remains on track for the first half of FY2006. APLUS will continue to focus on developing a new business model to generate long-term stable profitable growth. Continued rationalization, application of more effective operational systems and the enforcement of increasingly rigorous risk management parameters, given current market conditions, have resulted in a lower net income forecast for APLUS for the first half of FY2006.

The growing diversification of Shinsei Bank's business and revenue base is a key contributor to achieving long-term profitable growth which is the basis of the Bank's three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Expand Saturday Banking Services to 17 branches

Tokyo (Friday, September 29, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective November 4, 2006, six branches, Kichijoji, Nagoya, and Kobe Financial Centers, Hankyu Umeda, and Shinsaibashi *BankSpots*, and Umeda Platinum Center, will be available for services on Saturdays as well as weekdays. As a result, a total of 17 Shinsei branches will be operative on Saturdays.

Since the launch of new retail banking services in June 2001, all Shinsei Bank branches have been available for services until 7 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, some branches have been providing "Saturday consultation services", which provide asset management advisory services on an appointment basis since October 2004.

The enhanced Saturday banking services will improve customer convenience further because it will enable customers who are busy on weekdays to drop by without appointments to consult about products such as home mortgage, mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Effective November 1, 2006, Kichijoji, Shiodome SIO-SITE, and Hiroo Financial Centers, and Ginza Corridor Street, Kyobashi and Shinsaibashi *BankSpots* will change its weekday operating hours to start from 11 a.m. and end at 7 p.m.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Saturday Banking Services (as of November 4, 2006)

Area	Branch	Operating Hours	Services on Saturdays
Kanto	Kichijoji Financial Center[1]	10 a.m. – 5 p.m.	Consultation services such as home mortgage, mutual funds, insurance, and transactions, including deposits[4]
	Ikebukuro Financial Center[1]		
	Shinjuku Financial Center[1]		
	Futakotamagawa Financial Center[1]		
	Yokohama Financial Center[1]		
	Ginza Financial Center[1]	11 a.m. – 7 p.m.	
	Ginza Platinum Center[1]		
	Nihombashi Financial Center[1]		
	Omotesando Hills Financial Center[2]		
	LaLaport Financial Center[3]	10 a.m. – 8 p.m.	
Tokai	Nagoya Financial Center[1]	10 a.m. – 5 p.m.	
Kansai	Umeda Platinum Center[1]		
	Hankyu Umeda *BankSpot*[1]		
	Shinsaibashi *BankSpot*[1]		
	Kobe Financial Center[1]		
	Umeda Financial Center[1]		
	Namba Financial Center[1]		

1. Closed if a national holiday falls on Saturday.
2. 365 days a year, from 11 a.m. to 7 p.m.
3. Everyday, from 10 a.m. to 8 p.m., except for New Year's Day.
4. Some types of services such as withdrawals, deposits, remittances and money-changing may not be provided at branch counter on Saturdays. The home mortgage service may not be provides in some branches.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice Concerning Change of Specified Subsidiary

Tokyo (Monday, October 2, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that today Uchisai Partners, L.P. became a Specified Subsidiary (*tokutei kogaisha*) of Shinsei Bank.

1. Reason for the change

   Due to the adoption of the No.20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations issued on September 8, 2006 by The Accounting Standards Board of Japan. (ASBJ)

2. Profile of the Specified Subsidiary

Uchisai Partners, L.P.

Name of the General Partner	Uchisai Partners G.P. Limited
Registered office	c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT Grand Cayman, Cayman Islands, British West Indies
Date of change	September 30, 2006
Details of business	Financial Business
Closing date of fiscal year	December 31 of each year
Amount of capital invested	88.5 billion yen (based on the nominal amount paid-in)

3. Future Outlook

   The main portion of the profit and loss of the specified subsidiary has been reflected to Shinsei Bank's financial results through the Bank's investment as the Limited Partner. There will be no major impact after this change.

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, October 6, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

To enhance the internal control system of the Bank and its group companies, the reorganization of the Finance Group shall be implemented as follows.

(i) In order to be a core partner to all business groups and to ensure independence and neutrality of the financial control functions across the Bank and its group companies, Group Business Controlling Division ("GBCD") shall be established, and Management Accounting Division shall be merged into GBCD.

(ii) Group Corporate Development Division ("GCDD") will be established, which will be responsible for leading and coordinating the corporate development efforts across the Bank. The new division will be engaged in the evaluation and assessment of strategic acquisitions, joint ventures and alliance opportunities for Shinsei and its group companies.

(iii) To clarify Finance Group's role and responsibility covering the Bank and its group companies, and in order to strengthen the financial control of the Bank's group companies, the names of the following division will be prefaced with the word "Group". (Regulatory Accounting and Tax Division, Treasury Division, Financial Accounting Division, Investor Relations Division, Financial Strategies Division and Financial Projects Division)

2. Effective Date

October 6, 2006

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated October 2, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in September 2006.

Extraordinary Report dated October 2, 2006
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with the Uchisai Partners L.P., a Shinsei's newly added Specified Subsidiary.

Amendment Report for Shelf-Registration dated October 2, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with issuance of corporate bonds.